
April 8, 2013

Via E-mail
Mr. Kenneth Meyers
Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois 60602

> **Re: Telephone and Data Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 1-14157**

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012
Exhibit 13 – Financial Reports Contents
Overview, page 5

1.   In your business overview, please provide an assessment on how you expect to improve your wireless market penetration and stem subscriber losses without the iPhone which controls a significant share of the smartphone market.

Divestiture Transaction, page 8

2.   Please revise footnote 1 to clarify if the "Divestiture Markets" data reflect (a) your operations in Peoria, Rockford and certain other areas in Illinois, and in Columbia, Joplin, Jefferson City and certain other areas in Missouri, (b) direct and indirect ownership interests in other spectrum in the Divestiture markets, and (c) other income or expenses related to your retained assets as described on page 8, or if they are included in "Core Markets."

3.   It is unclear to us what comprises "Core Markets." Please clearly disclose the markets included within "Core Markets."

4.   Please tell us your consideration of the Divestiture Markets as Discontinued Operations and how you plan to account for it from the closing of the transaction through the expiration of the 24-month transition period. In this regard, we note your disclosure that the Divestiture Markets will continue to be presented in continuing operations through the closing date of the Divestiture Transaction.

Cash Flows from Operating Activities, page 28

5.   From the context of your discussion on cash flows, it appears that you use Adjusted OIBDA as a non-GAAP liquidity measure. Accordingly, please reconcile it the most comparable GAAP liquidity measure, which is Cash Flows from Operating Activities. We further note that you refer to a more detailed description of Adjusted OIBDA in Note 17- Business Segment Information.   The presentation of the total segment profit or loss measure in any context other than the ASC 280-required reconciliation in the footnotes would constitute presentation of a non-GAAP financial measure.   Accordingly, please provide the non-GAAP disclosures required under Item 10 of Regulation S-K. Refer to Question 104.04 of the CD&Is at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

6.   With respect to the change in your methodology and your underlying assumptions for the valuation of the HMS and ILEC Reporting Units, please expand your disclosure as follows:

    •   Your basis for the significant increase in the average expected revenue growth (8-1/2%-23%) for HMS reporting units in the next five years
    •   Your basis for estimating HMS' 11-13% discount rate range and why it is significantly higher than the 7% discount rate for the ILEC reporting units

7.   We note that as of November 1, 2012 the fair values of the HMS reporting units exceeded their respective carrying values by amounts ranging from 5% to 76% of the respective carrying values. Also we note your statement that given that the fair values of the

respective HMS reporting units exceeded their respective carrying values, provided all other assumptions remained the same, the discount rate would have to increase at a range of 11.8% to 15.3% for the discounted cash flow approach to yield estimated fair values of the HMS reporting units that equal their respective carrying values at November 1, 2012. Since it appears that the discount rate has to increase only by a small increment from your current assumptions ranging from 11% to 13% for certain of the reporting units, please disclose the following information for each reporting unit (with material goodwill) that was at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of November, 2012 per your recent step-one test
- Amount of goodwill allocated to the unit
- Description of key assumptions used and how the key assumptions differed from other HMS reporting units
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director